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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 11)

FALCONBRIDGE LIMITED
(Name of Subject Company)

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

XSTRATA CANADA INC.,

an indirect wholly-owned subsidiary of

XSTRATA PLC
(Bidder)

Common Shares
(Title of Class of Securities)

36104100
(CUSIP Number of Class of Securities (if applicable))

Benny S. Levene, Esq.
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-14-726-6058
(Name, address (Including ZIP code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:
Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500

May 18, 2006
(Date tender offer first published, sent or given to securityholders)

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.    Home Jurisdiction Documents

(a)
Offer to Purchase and Offer Circular, dated May 18, 2006, including Letter of Transmittal, Notice of Guaranteed Delivery and the Letter to Shareholders.(1)

(b)
Notice of Extension, dated July 7, 2006.(2)

(c)
Notice of Variation, dated July 11, 2006, including the Letter to Shareholders.(3)

(d)
Notice of Variation, dated July 21, 2006, including Letter of Transmittal, Notice of Guaranteed Delivery and the Letter to Shareholders.(4)

(e)
Notice of Extension, dated August 15, 2006.(5)

(f)
Notice of Compulsory Acquisition, dated September 5, 2006, including Transmittal and Election Form.(6)

(g)
Notice of Compulsory Acquisition, dated October 2, 2006, including Transmittal and Election Form.(7)

(h)
Notice of Compliance, dated October 3, 2006.(7)

(i)
Notice of Compliance, dated November 2, 2006.(8)

Item 2.    Informational Legends

(a)
See the inside front cover page of the Offer to Purchase and Offer Circular, dated May 18, 2006.(1)

(b)
See the inside front cover page of the Notice of Extension, dated July 7, 2006.(2)

(c)
See the inside front cover page of the Notice of Variation, dated July 11, 2006.(3)

(d)
See the inside front cover page of the Notice of Variation, dated July 21, 2006.(4)

(e)
See the inside front cover page of the Notice of Extension, dated August 15, 2006.(5)

(1)
Previously filed with Bidders' Schedule 14D-1F (File No. 005-62437) filed May 18, 2006.

(2)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 1) (File No. 005-62437) filed July 7, 2006.

(3)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 2) (File No. 005-62437) filed July 11, 2006.

(4)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 3) (File No. 005-62437) filed July 21, 2006.

(5)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 6) (File No. 005-62437) filed August 15, 2006.

(6)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 8) (File No. 005-62437) filed September 6, 2006.

(7)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 9) (File No. 005-62437) filed October 3, 2006.

(8)
Filed herewith.

NOTICE OF COMPLIANCE

November 2, 2006

Dear Shareholder of Falconbridge Limited,

        Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of Xstrata plc ("Xstrata"), made an offer to all holders (the "Shareholders") of Common Shares (as that term is defined herein) of Falconbridge Limited ("Falconbridge") pursuant to an offer and circular dated May 18, 2006 (the "Original Offer"), as varied, amended, and supplemented by the notice of extension dated July 7, 2006, the notice of variation dated July 11, 2006, the notice of variation dated July 21, 2006, and the notice of extension dated August 15, 2006 (as varied, amended and supplemented, the "Offer") to purchase all of the issued and outstanding common shares of Falconbridge together with associated rights (the "SRP Rights") under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), which includes Common Shares that may have become issued and were outstanding after the date of the Original Offer, but before the expiry time of the Offer, upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible or exchangeable or exercisable for Common Shares. The Offer was made on the basis of Cdn. $62.50 in cash for each Common Share. The Offer expired at midnight (Vancouver time) on August 25, 2006.

        Subsequent to the expiry of the Offer, the Offeror took up and paid for all of the Common Shares validly deposited under the Offer, representing no less than 90% of the Common Shares not previously owned by the Offeror and its affiliates and associates at the date of the Original Offer.

        On September 5, 2006, the Offeror gave notice to all holders of Common Shares outstanding at the close of business on August 31, 2006 that it was exercising its right under section 188 of the Business Corporations Act (Ontario) (the "OBCA") to acquire (the "First Compulsory Acquisition") all of the Common Shares that it did not acquire under the Offer. The First Compulsory Acquisition was completed on October 5, 2006.

        Between September 1, 2006 and September 29, 2006, Falconbridge issued additional Common Shares upon conversion of its adjustable rate convertible subordinated debentures due April 30, 2007. On October 2, 2006, the Offeror gave you notice that it was exercising its right under section 188 of the OBCA to acquire (the "Second Compulsory Acquisition") all of the Common Shares to which the Offer relates, other than the Common Shares owned by Xstrata or its affiliates, which the Offeror did not acquire under the Offer or First Compulsory Acquisition.

        I hereby give notice on behalf of the Offeror in accordance with subsection 188(8) of the OBCA, that CIBC Mellon Trust Company, as agent for Falconbridge, received on October 23, 2006 the amount of money that is payable to all "dissenting offerees" (as that term is defined in subsection 187(2) of the OBCA) if they had elected to deposit their Common Shares under the Offer.

XSTRATA CANADA INC.
by	/s/ BENNY S. LEVENE Name: Benny S. Levene Title: President

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

        The following exhibits have been filed as part of this Schedule.

EXHIBIT NUMBER	DESCRIPTION
1.1	Summary Newspaper advertisement, dated May 18, 2006(1)
1.2	Early Warning Report, dated May 17, 2006, filed by 1184760 Alberta Ltd., a wholly-owned subsidiary of Xstrata plc ("Xstrata Alberta")(1)
1.3	Report of a Take-Over Bid (Quebec), dated May 18, 2006, filed by Xstrata Canada Inc., a wholly-owned subsidiary of Xstrata plc(1)
1.4	Early Warning Report, dated July 7, 2006, filed by Xstrata Alberta(2)
1.5	Early Warning Report, dated July 11, 2006, filed by Xstrata Alberta(3)
1.6	Early Warning Report, dated July 21, 2006, filed by Xstrata Alberta(4)
1.7	Early Warning Report, dated July 27, 2006, filed by Xstrata Alberta(5)
1.8	Early Warning Report, dated July 28, 2006, filed by Xstrata Alberta(6)
1.9	Early Warning Report, dated August 15, 2006, filed by Xstrata Canada(7)
1.10	Early Warning Report, dated August 28, 2006, filed by Xstrata Canada(8)
1.11	Report of Result of a Take-Over Bid (Quebec), dated August 28, 2006, filed by Xstrata Canada(8)
1.12	Early Warning Report, dated September 6, 2006, filed by Xstrata Canada(9)
1.13	Early Warning Report, dated October 13, 2006, filed by Xstrata Canada(10)
1.14	Early Warning Report, dated November 2, 2006, filed by Xstrata Canada(11)
2.1	The opinion of TD Securities Inc., dated March 8, 2005, concerning the valuation of common shares of Falconbridge Limited prior to the amalgamation of Noranda Inc. and Falconbridge Limited on June 30, 2005(1)

(1)
Previously filed with Bidders' Schedule 14D-1F (File No. 005-62437) filed May 18, 2006.

(2)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 1) (File No. 005-62437) filed July 7, 2006.

(3)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 2) (File No. 005-62437) filed July 11, 2006

(4)
Previously filed with Bidder's Schedule 14D-1F (Amendment No. 3) (File No. 005-62437) filed July 21, 2006.

(5)
Previously filed with Bidder's Schedule 14D-1F (Amendment No. 4) (File No. 005-62437) filed July 27, 2006.

(6)
Previously filed with Bidder's Schedule 14D-1F (Amendment No. 5) (File No. 005-62437) filed July 31, 2006.

(7)
Previously filed with Bidders' Schedule 14D-1F (Amendment No. 6) (File No. 005-62437) filed August 15, 2006.

(8)
Previously filed with Bidder's Schedule 14D-1F (Amendment No. 7) (File No. 005-62437) filed August 28, 2006.

(9)
Previously filed with Bidder's Schedule 14D-1F (Amendment No. 8) (File No. 005-62437) filed September 6, 2006.

(10)
Previously filed with Bidder's Schedule 14D-1F (Amendment No. 10) (File No. 005-62437) filed October 13, 2006.

(11)
Filed herewith.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.     Undertakings

(a)
Xstrata plc and Xstrata Canada Inc. undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)
Xstrata plc and Xstrata Canada Inc. undertake to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.     Consent to Service of Process

(a)
On May 18, 2006, each of the Bidders filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)
Any change to the name or address of a registrants' agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrants.

PART IV
SIGNATURES

        By signing this Schedule, Xstrata Canada Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 11 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Xstrata Canada Inc.'s designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

XSTRATA CANADA INC.
Date: November 2, 2006
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: President and Secretary

        By signing this Schedule, Xstrata plc consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 11 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Xstrata plc's designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

XSTRATA PLC
Date: November 2, 2006
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: Chief Legal Counsel

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PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
NOTICE OF COMPLIANCE
PART II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
PART IV SIGNATURES